EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
MANAGEMENT PROMOTIONS
CALGARY, ALBERTA – DECEMBER 12, 2017 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) today announces a number of management promotions positioning it for the continued evolution of growth in both our long life, low decline assets and our low capital exposure assets. These changes strengthen Canadian Natural’s ability to deliver the next stage of value growth.
One of Canadian Natural’s many strengths is our strong and deep leadership team. The Company also takes a very proactive and disciplined approach to succession, with well-planned and very successful transitions, ensuring we maintain our strong corporate culture and top tier performance.
As part of these management changes, at Canadian Natural’s 2017 year end Board meeting on February 28, 2018, Steve Laut will assume the role of Executive Vice Chairman and Tim McKay, currently Chief Operating Officer, will be promoted to President.
Tim McKay, a Professional Engineer, joined Canadian Natural in 1990 and has made substantial contributions to the growth and evolution of the Company from a Junior, Intermediate, Senior and to the very large, diversified company we are today. Tim, as Chief Operating Officer has played an integral role in delivering top tier performance in all of the Company’s operations.
As Executive Vice Chairman Steve Laut will remain on the Company’s Management Committee and will support the continued transition in its asset base, provide strategic input on the Company’s overall corporate direction, as well as focus on oversight of major corporate projects.
In addition, Canadian Natural has grown significantly over the course of 2017 and as a result, on January 1, 2018 we will be creating two Chief Operating Officer positions within the Company, enhancing our ability to execute with excellence. These Chief Operating Officers will individually oversee our Exploration and Production Operations and our Oil Sands Operations.
Darren Fichter, currently the Executive Vice President of Canadian Conventional will be promoted to Chief Operating Officer, Exploration and Production and Scott Stauth, currently Executive Vice President Field Operations will be promoted to Chief Operating Officer, Oil Sands.
Canadian Natural’s Exploration and Production assets represent approximately 580,000 BOE/d and $2.0 billion in capital spending in 2018 and the Oil Sands assets, represent approximately 537,000 BOE/d and $2.4 billion in capital spending in 2018, (all at mid-point of guidance).  The Exploration and Production assets will include all the Company’s Canadian Conventional assets, including Pelican Lake and its International assets. The Oil Sands assets will include Horizon, Athabasca Oil Sands Project and all of our Thermal Operations.
Darren Fichter has been with Canadian Natural over 21 years in increasingly responsible management roles in production, exploitation and operations in both Canada and our International operations. Darren’s most recent role was Executive Vice President of Canadian Conventional.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our reports filed with the Canadian securities regulatory authorities and with the SEC for complete forward-looking statements.

Scott Stauth has been with Canadian Natural for over 20 years in increasingly responsible management roles across all our field operations in Canada. Scott’s most recent role was Executive Vice President of North American Field Operations with a key focus on Horizon operations since 2013.
Murray Edwards, Executive Chairman of the Company, commenting on the succession stated “Canadian Natural has a strong track record of successful succession at the senior leadership level, ensuring Canadian Natural continues to deliver top tier performance. Tim has been a significant contributor to Canadian Natural’s top tier performance and I am very confident Tim will make even greater contributions as President. Whereas Steve Laut, as Executive Vice Chairman will continue to provide strategic oversight and guidance on our operations.”
Steve Laut, commenting on the succession stated “Tim McKay has outstanding leadership, technical and operational skills and is an excellent role model for Canadian Natural’s culture, one of our key competitive advantages.  I am very confident in Tim’s abilities and I look forward to working with Tim as Canadian Natural continues to strengthen and evolve.”
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED 2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T: 403-514-7777 E: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
President

COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance

MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
Toronto Stock Exchange
 New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our reports filed with the Canadian securities regulatory authorities and with the SEC for complete forward-looking statements.